Filed pursuant to Rule 424(b)(3)

                                          Registration Statement No. 333-105405

================================================================================

PROSPECTUS

                                  LabOne, Inc.

                                 283,998 Shares

                                  Common Stock


      This prospectus relates to the offer and sale of up to 283,998 shares of common stock of LabOne, Inc. by selling stockholders. We will not receive any of the proceeds from the shares of our common stock sold by the selling stockholders. The shares to be sold by the selling stockholders were obtained upon exercise of warrants originally issued to the selling stockholders in connection with an acquisition by us for which the selling stockholders provided financing.

      Our common stock is traded on the Nasdaq National Market under the symbol "LABS". The last reported sale price of the common stock on the Nasdaq National Market on May 28, 2003 was $20.59 per share.

      The selling stockholders may sell shares pursuant to this prospectus in the over-the-counter market, on the Nasdaq National Market or otherwise at prices and on terms then prevailing or at prices related to the then current market price (in each case as determined by the selling stockholders). Sales may be made directly or through agents designated from time to time, or through dealers or underwriters to be designated or in negotiated transactions.

      Investing in our common stock involves risks. See "Risk Factors" beginning on page 3.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.








                   The date of this prospectus is May 29, 2003

                                TABLE OF CONTENTS

                                                                            Page

Where You Can Find Additional Information...................................1

Special Note Regarding Forward-Looking Statements...........................2

Summary.....................................................................2

Risk Factors................................................................3

Selling Stockholders........................................................7

Plan of Distribution........................................................9

Use of Proceeds............................................................10

Legal Matters..............................................................10

Experts....................................................................10


      You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. In this prospectus, references to "LabOne", "we", "our" and "us" refer to LabOne, Inc.

                  WHERE YOU CAN FIND ADDITIONAL INFORMATION

      We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act with respect to the common stock offered by this prospectus. We refer you to this registration statement for further information about us and the shares of common stock offered hereby.

      We file annual, quarterly and special reports, proxy and information statements and other information with the Securities and Exchange Commission ("SEC") (Commission File Number 0-16946). These filings contain important information which does not appear in this prospectus. Our SEC filings are available over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy these filings at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330, and may obtain copies of our filings from the public reference room by calling (202) 942-8090.

      The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to other documents which we have filed or will file with the SEC. We are incorporating by reference into this prospectus the following documents filed with the SEC:

      o our Annual Report on Form 10-K for the fiscal year ended December 31, 2002;

      o our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003;

      o the description of our Common Stock contained in the Form 8-A/A filed September 7, 1999 to our registration statement on Form 8-A under the Securities Exchange Act, including any amendment or report updating this description; and

      o the description of preferred stock purchase rights set forth in the registration statement on Form 8-A dated February 11, 2000, filed by us with the SEC on February 14, 2000, including any amendment or report filed for the purpose of updating such description.

      All documents which we file with the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Securities Exchange Act after the date of this prospectus and before the termination of this offering of common stock shall be deemed to be incorporated by reference in this prospectus and to be a part of it from the filing dates of such documents. Also, all such documents filed by us after the date of the registration statement of which this prospectus forms a part and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference in this prospectus and to be a part of it from the filing dates of such documents. Certain statements in and portions of this prospectus update and replace information in the above listed documents incorporated by reference. Likewise, statements in or portions of a future document incorporated by reference in this prospectus may update and replace statements in and portions of this prospectus or the above listed documents.

      The following information contained in such documents is not incorporated herein by reference: (a) information furnished under Items 9 and 12 of our Current Reports on Form 8-K, (b) certifications accompanying or furnished in any such documents pursuant to Title 18, Section 1350 of the United States Code and
(c) any other information in such documents which is not deemed to be filed with the SEC under Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section. We furnished information under Item 9 of the Current Reports on Form 8-K filed by us with the SEC on January 3, 2003, February 20, 2003, March 28, 2003 and May 13, 2003.

      We shall provide you without charge, upon your written or oral request, a copy of any of the documents incorporated by reference in this prospectus, other than exhibits to such documents which are not specifically incorporated by reference into such documents or this prospectus. Please direct your written or telephone requests to Joseph C. Benage, Executive Vice President, General Counsel and Secretary, LabOne, Inc., 10101 Renner Blvd., Lenexa, Kansas 66219 (telephone number (913) 888-1770)).

              SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus may contain "forward-looking statements," including, but not limited to: projections of revenues, income or loss, margins, capital expenditures, cost savings and synergies, the payment or non-payment of dividends and other financial items, statements of plans and objectives, statements of future economic performance and statements of assumptions underlying such statements, and statements of our intentions, hopes, beliefs, expectations or predictions of the future. Forward-looking statements can often be identified by the use of forward-looking terminology, such as "could," "should," "will," "will be," "intended," "continue," "believe," "may," "expect," "hope," "anticipate," "goal," "forecast," "plan," or "estimate" or variations thereof or similar expressions. Forward-looking statements are not guarantees of future performance or results. Forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause actual results to differ materially from those that may be expressed or implied in such forward-looking statements, including, but not limited to, the volume, pricing and mix of services provided by us, intense competition, the loss of one or more significant customers, general economic conditions and other factors detailed from time to time in our reports and registration statements filed with the SEC. The cautionary statements made in this prospectus apply to all forward-looking statements wherever they appear in this prospectus.

                                     SUMMARY

      LabOne provides risk assessment services for the insurance industry, laboratory testing services for the healthcare industry and substance abuse testing services for employers and third party administrators. We and our wholly-owned subsidiaries Osborn Group, Inc., Intellisys, Inc., Lab One Canada Inc., Systematic Business Services, Inc., ExamOne World Wide, Inc., and Central Plains Laboratories, L.L.C., are hereinafter collectively referred to as LabOne.

      Our risk assessment services comprise underwriting and claims support services including teleunderwriting, specimen collection and paramedical examinations, laboratory testing, telephone inspections, motor vehicle reports, claims investigation services and medical information retrieval to the insurance industry. The laboratory tests that we perform and data we gather are specifically designed to assist an insurance company in objectively evaluating the mortality and morbidity risks posed by policy applicants. The majority of the testing is performed on specimens of individual life insurance policy applicants, but also includes specimens of individuals applying for individual and group medical and disability policies.

      Our clinical services include laboratory testing services for the healthcare industry as an aid in the diagnosis and treatment of patients. We operate a highly automated and centralized laboratory, which we believe has significant economic advantages over other laboratory competitors. We market our clinical testing services to managed care companies, insurance companies, self-insured groups and physicians.

      Our clinical services also include substance abuse testing services provided to employers who adhere to drug screening guidelines. We are certified by the Substance Abuse and Mental Health Services Administration to perform substance abuse testing services for federally regulated employers and we currently market these services throughout the country to both regulated and nonregulated employers. Our rapid turnaround times and multiple testing options help clients reduce downtime for affected employees and meet mandated drug screening guidelines.

      On August 31, 2001, we purchased all of the outstanding capital stock of Osborn Group, Inc., ("Osborn") a leading provider of laboratory testing and other risk assessment services to the life insurance industry. Intellisys, Inc., Applied BioConcepts Inc. and Osborn Laboratories (Canada) Inc., wholly-owned subsidiaries of Osborn, were included in the purchase. As a result of the transaction, we were able to consolidate Osborn's testing and other operations to our Lenexa, Kansas facility. To fund the acquisition and related expenses of the transaction, Welsh, Carson, Anderson & Stowe, IX, L.P. and related purchasers invested a total of $50 million, consisting of $35 million in convertible preferred stock and $15 million in subordinated debt, in LabOne pursuant to a Securities Purchase Agreement dated August 31, 2001. The subordinated debt was prepaid on December 31, 2002. Funding for the prepayment was obtained from our existing line of credit.

      Our principal executive offices are located at 10101 Renner Blvd., Lenexa, Kansas 66219 and our telephone number is (913) 888-1770. Our corporate website is www.labone.com. The information on our website does not constitute part of this prospectus.

                                  RISK FACTORS

      Investing in shares of our common stock involves a risk of loss. You should carefully consider the risk factors described below together with all of the other information included in this prospectus and any prospectus supplement and the other information that we have incorporated by reference before investing in our common stock. If any of the matters included in the following risk factors were to occur, our business, financial condition, results of operations, cash flows or prospects could be materially adversely affected. In such case, you could lose all or part of your investment.

If we cannot effectively implement our growth strategy, it would materially affect our business and results of operations.

      Our growth strategy assumes we will acquire additional risk assessment, laboratory testing or other related businesses and enter into new strategic alliances. We cannot assure you that we will be able to continue to identify risk assessment, laboratory testing or other related service companies to acquire or enter into alliances with or otherwise negotiate acceptable terms with respect to any transaction. Furthermore, we may have difficulty integrating an acquired business with our existing operations, retaining key customers or vendors, or retaining key personnel of the acquired business to work for us.

Engaging in acquisitions to implement our growth strategy may require a significant amount of management time.

      The acquisition and integration of additional risk assessment, laboratory testing and other related businesses requires the dedication of significant management resources. It is possible that the dedication of significant management resources to acquisitions could adversely affect our business activities or customer service. In addition, in implementing our growth strategy, we may issue equity securities in payment of the purchase price for businesses that we may acquire or in connection with strategic alliances entered into by us. The issuance of equity securities pursuant to these acquisitions or alliances could be dilutive to our existing shareholders.

We derive a significant portion of our revenue from risk assessment and laboratory testing services contracts, many of which are terminable at will or on short notice by our customers.

      Our services are provided under arrangements that, in many instances, are terminable at will or on short notice by our customers. Others are terminable or subject to significant penalties if performance standards are not met. Competition, any interruption of, or deterioration in, our services, or a change in management or ownership of a customer could result in a customer's decision to stop using our services in whole or in part.

Lower prices offered by our competitors in the risk assessment business may undercut our competitive advantage and reduce our profits.

      We have competed in the risk assessment business by offering a more complete suite of higher quality services than our competitors. Some of our competitors are offering our clients lower prices than we charge, for reduced levels of services. Increased cost containment pressures in the insurance industry may cause existing and potential customers to become more price conscious in purchasing risk assessment services, which may reduce our profits.

We face competition in our clinical laboratory testing business from competitors with substantially greater resources, which may reduce our ability to implement our growth strategy.

      We have numerous competitors in our clinical laboratory testing business, including two larger national laboratory companies that have significantly greater geographical coverage and financial resources than those available to us. We may have difficulty matching the strategies and other efforts of these larger competitors, which may erode our customer base, reduce our sources of revenue and cause us to reduce prices or increase our marketing and other costs of doing business, each of which could have a material adverse affect on our results.

Any adverse change in the number and types of tests ordered by life insurance companies could reduce our profits.

      Currently our largest and most profitable business segment is providing risk assessment services to the life insurance industry. The level of demand for such services is influenced by a number of factors, including:

      o     the number of life insurance applications written,

      o the policy amount thresholds at which insurance companies order testing and other services that we provide,

      o the type and costs of tests and other services requested, testing and specimen collection innovations approved by the Food and Drug Administration, and

      o the extent to which insurance companies may create in-house testing facilities.

Many of these factors are beyond our control. Any adverse changes in life insurance industry demand for testing and other services we provide could significantly reduce our profits.

Cost-cutting in the healthcare industry could harm our business.

      Efforts by managed-care organizations, Medicare, Medicaid, insurance companies and other payors to reduce the cost and utilization of healthcare services, including laboratory testing services, could reduce the prices we may be able to charge for our laboratory testing services and harm our business and the results of our clinical laboratory operations.

The low trading volume of our stock could limit your ability to sell shares of our stock.

      The average daily trading volume of our common stock was approximately 35,500 shares during the first quarter of 2003, which is relatively low when compared to other companies whose securities are listed for trading on a national securities exchange or NASDAQ. This relatively low volume may make it difficult for you to buy or sell shares of our common stock at desired prices and may cause the price of our common stock to fluctuate significantly.

The large amount of goodwill on our books could depress our stock price.

      As of December 31, 2002, we have $81.8 million of goodwill recorded on our balance sheet, constituting 38% of our total assets. Currently, there are no write-downs of goodwill contemplated; however, if this goodwill is impaired in the future, we will be required to take a non-cash charge to earnings. This could depress the market price of our stock if the stock price is influenced by investors that focus primarily on net earnings rather than on earnings before interest, taxes, depreciation and amortization.

The failure by us to provide accurate laboratory test results or follow accepted procedures may result in claims that may not be covered by our insurance.

      Our clients rely on the accuracy of our testing and other services to make significant insurance, treatment and employment decisions. In addition, federal and state laws regulate the disclosure of specimen testing results and other nonpublic personal information. If we do not provide accurate test results using accepted scientific methods or if we do not adequately protect the confidentiality and security of this information, we could incur significant liability. We have insurance to cover these types of claims, but we cannot assure you either that this coverage is adequate or will continue to be available at reasonable prices.

Our business could be harmed by disruption in express delivery service.

      We generally rely on express couriers to transport specimens to our laboratory quickly and safely. A disruption in these couriers' businesses resulting from a labor dispute, natural disaster, malicious human acts or other event could harm our business.

The development of more attractive on-site rapid assay tests may reduce demand for our laboratory testing services.

      We serve customers through laboratory-based testing facilities. Although there are some on-site rapid assay testing products available in the marketplace, rapid assays have not achieved broad market acceptance due to the high cost of such assays, difficulties in maintaining the confidentiality of tests, liability concerns, regulatory limitations, less accurate testing results and the absence of a broad testing menu. If more competitive assays become available, such products could be substituted for laboratory based testing and have an adverse impact on our business.

A natural disaster, telecommunications failure or similar event affecting our only significant laboratory testing facility could adversely affect our business.

      Our business could be adversely affected if our only significant testing facility is temporarily shut down or severely damaged because of a natural disaster, telecommunications failure or other serious event. Although we carry business interruption insurance to compensate for losses which might occur, we may incur damage from an interruption in our business that is not covered by insurance, including a loss of visibility in the industry segments in which we provide services and damage to ongoing relationships with customers.

The interests of our principal stockholder may not be aligned with your interests.

      Welsh, Carson, Anderson & Stowe IX, L.P. ("WCAS") and its related investors beneficially own approximately 30% of our voting stock. WCAS also is entitled to directly nominate or elect up to three members and jointly nominate another member of our eight-member Board of Directors. In addition, WCAS and certain members of the family of W. Thomas Grant, II, including certain related trusts (the "Grant Family") have entered into a voting agreement pursuant to which the Grant Family members have agreed to vote their shares of common stock in the company in favor of director nominees of WCAS. As a result, WCAS will be able to significantly influence matters affecting the company, including matters submitted to a vote of our stockholders. Circumstances may occur in which the interests of WCAS could be in conflict with your interests. Furthermore, it will be difficult to successfully conduct a proxy contest, or consummate a merger, a tender offer, or similar transaction, without the support of WCAS. In addition, WCAS is a party to a standstill agreement with LabOne that prohibits WCAS from taking certain actions that may result in a change of control of LabOne.

Our organizational documents and other agreements contain restrictions which might prevent the takeover of our company or change in our management.

      Provisions of our articles of incorporation and by-laws might have the effect of discouraging a potential acquirer from attempting a takeover of us on terms that some shareholders might favor, reducing the opportunity for our shareholders to sell shares at a premium over then-prevailing market prices and preventing or frustrating attempts to replace or remove current management. These provisions include:

      o     a fair price provision,

      o     a requirement that our board of directors be classified,

      o the authorization of a "blank check" preferred stock to be issued at the discretion of our board of directors, and

      o a requirement that we receive advance notice of shareholder nominees for director and shareholder proposals.

      In addition, we have a shareholder rights plan, which grants shareholders other than the acquiring person the right to purchase our common stock at one-half of market price if any person becomes the beneficial owner of 15% or more of the outstanding shares of common stock, subject to a number of exceptions set forth in the plan.

                              SELLING STOCKHOLDERS

      On August 31, 2001, we purchased all of the outstanding capital stock of Osborn. To fund the acquisition and related expenses of the transaction, WCAS and related investors invested a total of $50 million in convertible preferred stock and subordinated debt in LabOne pursuant to a Securities Purchase Agreement dated August 31, 2001. In connection with this acquisition financing, we issued warrants to WCAS and the related investors exercisable at $.01 per share for 350,000 shares of our common stock. We are registering some of the shares of common stock underlying these warrants pursuant to this registration statement.

      We are a party to several agreements with WCAS relating to its investment in LabOne, including the Securities Purchase Agreement, a warrant agreement and a registration rights agreement. WCAS and certain other stockholders of LabOne are parties to a voting agreement relating to the stock of LabOne. The agreements, and the terms of the Series B-1 Convertible Preferred Stock issued to WCAS in the investment transaction, include provisions relating to the composition of the Board of Directors of LabOne, rights of first refusal as to certain future equity and debt offerings by LabOne and the right of WCAS to veto certain actions or transactions by LabOne. The Series B-1 Convertible Preferred Stock issued to WCAS provides for a cumulative dividend payable in kind, a liquidation preference, conversion rights, anti-dilution provisions, redemption rights, put/call rights, voting rights, rights in the election of directors and certain veto rights.

      The following table sets forth:

      o     The names of the selling stockholders;

      o The number and percent of our common stock that the selling stockholders owned prior to this offering (based on holdings that were convertible into or exercisable for common stock);

      o The number of shares of our common stock that may be offered for the account of the selling stockholders pursuant to this prospectus; and

      o The number and percent of our common stock to be held by the selling stockholders after the offering (based on holdings that were convertible into or exercisable for common stock and assuming all shares covered by this registration statement are sold by the selling stockholders).

      This information is based on information provided by the selling stockholders and assumes the sale of all of the shares offered by the selling stockholders. We are unable to determine the exact number of shares that will actually be sold. The applicable percentages of ownership are based on an aggregate of 11,328,219 shares of common stock issued and outstanding as of April 30, 2003.


                                             Shares Owned Prior To This       Shares Being    Shares Owned After This
                                                  Offering (1)(2)               Offered(3)        Offering (2)(4)
Selling Stockholder                              Number         Percent                        Number         Percent
Welsh, Carson, Anderson & Stowe IX, L.P.          4,956,564     30.16%             273,799      4,682,765     28.99%
WCAS Management Corporation                           2,490        *                   147          2,343        *
Patrick J. Welsh (6)                                 19,079        *                 1,302         17,777        *
Russell Carson (6)                                   19,079        *                 1,302         17,777        *
Bruce K. Anderson (6)                                18,943        *                 1,303         17,640        *
Thomas E. McInerny (6)                               19,217        *                 1,302         17,915        *
Robert A. Minicucci (6)                              19,217        *                 1,302         17,915        *
Lawrence B. Sorrel                                   19,217        *                 1,302         17,915        *
Anthony J. De Nicola (7)                             13,892        *                   938         12,954        *
Paul B. Queally (5)(7)                               10,350        *                   703          9,647        *
IRA FBO Jonathan M. Rather (7)                        3,103        *                   209          2,894        *
D. Scott Mackesy (5)(7)                               2,656        *                   175          2,481        *
Sanjay Swani (7)                                        290        *                    14            276        *
John D. Clark (7)                                       290        *                    14            276        *
IRA FBO James R. Matthews (7)                           290        *                    14            276        *
Sean Traynor (5)                                      2,069        *                   140          1,929        *
John Almeida                                            294        *                    18            276        *
Eric J. Lee                                             290        *                    14            276        *

*   Indicates less than 1%.

(1) Based on holdings that were convertible into or exercisable for common stock as of May 19, 2003, including shares issuable as a result of the exercise of warrants and dividend accruals on convertible preferred stock through May 19, 2003.
(2) Percentage ownership of the class assumes conversion of all convertible preferred stock and exercise of warrants held by the selling stockholders, but is otherwise presented on an undiluted basis assuming 11,328,219 shares of common stock issued and outstanding.

(3) Assumes exercise of the warrants by payment of the exercise price in cash. The number of shares offered would be slightly lower if the selling stockholders were to utilize the cashless exercise provision of the warrants.
(4) Based on holdings that were convertible into or exercisable for common stock as of May 19, 2003, including shares issuable as a result of dividend accruals on convertible preferred stock through May 19, 2003.

(5)   Director of LabOne.

(6) Managing member of the general partner of Welsh, Carson, Anderson & Stowe, IX, L.P. and stockholder of WCAS Management Corporation. Holder may be deemed to share power to vote or direct the voting of and to dispose or direct the disposition of the securities of LabOne owned by Welsh, Carson, Anderson & Stowe, IX, L.P. and WCAS Management Corporation. Holder disclaims beneficial ownership of all securities owned by such entities other than those he owns directly or by virtue of his indirect pro rata interest as managing member of the general partner of Welsh, Carson, Anderson & Stowe, IX, L.P. and as a stockholder in WCAS Management Corporation.

(7) Managing member of the general partner of Welsh, Carson, Anderson & Stowe, IX, L.P. Holder may be deemed to share power to vote or direct the voting of and to dispose or direct the disposition of the securities of LabOne owned by Welsh, Carson, Anderson & Stowe, IX, L.P. Holder disclaims beneficial ownership of all securities owned by such entity other than those he owns directly or by virtue of his indirect pro rata interest as managing member of the general partner of Welsh, Carson, Anderson & Stowe, IX, L.P.

                              PLAN OF DISTRIBUTION

      The shares of common stock offered by this prospectus are being registered to allow public secondary trading by the holders of these shares from time to time after the date of this prospectus. We will not receive any of the proceeds from the offering of these shares by the selling stockholders. The timing, manner and size of each sale will be determined by the selling stockholders, and not by us.

      We have been advised by the selling stockholders that the shares offered by this prospectus may be sold from time to time by or for the account of the selling stockholders pursuant to this prospectus or, in some cases, pursuant to Rule 144 under the Securities Act of 1933. Sales of shares pursuant to this prospectus may be made in the over-the-counter market, on the Nasdaq National Market or otherwise at prices and on terms then prevailing or at prices related to the then current market price (in each case as determined by the selling stockholders). Sales may be made directly or through agents designated from time to time, or through dealers or underwriters to be designated or in negotiated transactions.

      The shares may be sold in one or more of the following ways:

      o a block trade in which the seller's broker or dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

      o purchases by a broker or dealer as principal and resale by the broker or dealer for their account pursuant to this prospectus (as supplemented or amended to reflect such transaction to the extent required);

      o an exchange distribution in accordance with the rules of the Nasdaq National Market;

      o ordinary brokerage transactions and transactions in which the broker solicits purchasers;

      o     privately negotiated transactions;

      o     through put or call option transactions;

      o     through short sales; or

      o     an underwritten public offering.

      Some of the selling stockholders may distribute their shares, from time to time, to their limited and/or general partners or members, who may sell their shares pursuant to this prospectus (as supplemented or amended to reflect such transaction to the extent required). Each selling stockholder may also transfer shares owned by him by gift, and upon and such transfer, the donee may sell the donee's shares pursuant to this prospectus (as supplemented or amended to reflect such transaction to the extent required).

      A selling stockholder may enter into hedging transactions with broker-dealers in connection with the distributions of the shares or otherwise. In such transactions, broker-dealers may engage in short sales of the common stock in the course of hedging the positions they assume with the selling stockholder, including positions assumed in connection with distributions of the shares by such broker-dealers. Some or all of the shares covered by this registration statement may be sold to cover short positions in the open market. A selling stockholder also may enter into option or other transactions with broker-dealers that involve the delivery of the shares to the broker-dealers, who may then resell or otherwise transfer such shares pursuant to this prospectus (as supplemented or amended to reflect such transaction to the extent required). In addition, a selling stockholder may loan or pledge shares to a broker-dealer, which may sell the loaned shares or, upon a default by the selling stockholder of the secured obligation, may sell or otherwise transfer the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction to the extent required).

      The selling stockholders may sell shares directly to other purchasers, through agents or through broker-dealers. Any selling agents or broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the selling stockholders, from purchasers of shares for whom they act as agents, or from both sources. That compensation may be in excess of customary commissions.

      The selling stockholders and any broker-dealers that participate in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended, in connection with the sales. Any commissions, and any profit on the resale of shares, received by the selling stockholders and any such broker-dealers may be deemed to be underwriting discounts and commissions. We have been advised by each of the selling stockholders that they have not, as of the date of this prospectus, entered into any arrangement with any agent, broker or dealer for the sale of the shares.

      We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934, as amended, may apply to sales of common stock in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus available to the selling stockholders and have informed each of them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares offered hereby.

      We may suspend the use of this prospectus and any supplements hereto in certain circumstances due to pending corporate developments, public filings with the SEC or similar events.

      We will pay all costs and expenses incurred by us in connection with the registration of the sale of shares pursuant to this prospectus. We will not be responsible for any commissions, underwriting discounts or similar charges on sales of the shares.

                                 USE OF PROCEEDS

      We will not receive any of the proceeds from the sale of common stock by the selling stockholders.

                                  LEGAL MATTERS

      The validity of the common stock offered hereby will be passed upon for us by Joseph C. Benage, Executive Vice President, General Counsel and Secretary of the company. Mr. Benage is a full-time employee and officer and beneficially owns 81,768 shares of our common stock.

                                     EXPERTS

      The consolidated financial statements of LabOne, Inc. as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2002 and 2001 consolidated financial statements refers to the adoption of Statement of Financial Accounting Standards No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets."